Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017

TELEPHONE: +1-212-455-2000

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Direct Dial Number (212) 455-3407 (212) 455-2211	E-mail Address ecooper@stblaw.com mark.viera@stblaw.com

May 31, 2024

Kate Beukenkamp

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Advantage Corporation—Registration Statement on Form S-4 (File No. 333-278992)

Ladies and Gentlemen:

On behalf of First Advantage Corporation (“First Advantage”), and in connection with the Registration Statement on Form S-4 (File No. 333-278992), initially filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2024 (the “Registration Statement”), we hereby submit Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. First Advantage has revised the Registration Statement in response to the Staff’s comments in its letter, dated May 17, 2024 (the “comment letter”), and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following response to the comment letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1.

The Transaction, Page 38

1.

Please include a section discussing First Advantage’s reasons for the Merger. In this regard, we note that you only include such a discussion in connection with the recommendation of the Sterling Board, including in the section titled “Sterling’s Reasons for the Transaction; Recommendation of the Sterling Board of Directors” on page 51. Refer to Item 4(a)(2) of Form S-4.

First Advantage has revised its disclosure on pages 12 and 56 in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact Elizabeth A. Cooper at (212) 455-3407 or Mark C. Viera at (212) 455-2211 with any questions you may have regarding our response to the comment letter.

Very truly yours,

/s/ Elizabeth A. Cooper
Elizabeth A. Cooper

/s/ Mark C. Viera
Mark C. Viera

cc:	Bret T. Jardine, Executive Vice President, General Counsel and Corporate Secretary

First Advantage Corporation

Steven Barnett, Executive Vice President, Secretary and Chief Legal & Risk Officer

Sterling Check Corp.

Christopher Ewan

Andrea Gede-Lange

Fried, Frank, Harris, Shriver & Jacobson LLP